Exhibit 21.1
AMERICAN RAILCAR INDUSTRIES, INC.
Subsidiaries of the Registrant

Subsidiary	Jurisdiction of Incorporation

Castings LLC	Delaware
American Railcar Paragould I LLC	Arkansas
American Railcar Paragould II LLC	Arkansas
American Railcar Marmaduke I LLC	Arkansas
American Railcar Marmaduke II LLC	Arkansas
Southwest Steel I, LLC	Texas
Southwest Steel II, LLC	Texas
Southwest Steel III, LLC	Texas
ARI Fleet Services of Canada, Inc.	Ontario, Canada